Filed by FTD.COM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: FTD.COM Inc.

Commission File No.: 000-26779

The following is a transcript of an April 23, 2002 conference call:

FTD.COM Earnings Conference Call

Conference Operator:	Please hit number one on your telephone keypad and questions will be taken in the order they are received.
Patrick Fitzgerald:
Good morning. We'll start with the discussion of forward-looking statements. This conference call contains various forward-looking statements within the meeting of the Private Securities Litigation Reform Act of 1995 regarding FTD.COM's outlook that is based on FTD.COM's current expectations, assumptions, estimates, and projections about the Company and its industry. Investors are cautioned that actual results could differ from those anticipated by the forward-looking statements as a result of the success of FTD.COM's and its parent's marketing campaigns, FTD.COM's ability to retain customers and increase average order value, competition from existing and potential new competitors, levels of discretionary consumer purchases of flowers and specialty gifts, FTD.COM's ability to manage or reduce its level of expenses, FTD.COM's actual experience with respect to the National Flora business, actual growth rates for the markets in which FTD.COM competes compared with forecasted growth rates, FTD.COM's ability to increase capacity and introduce enhancements to its website, the Company's ability to integrate additional partners or acquisitions if any are identified, and the existence of system failures. These factors, along with other potential risks and uncertainties, are discussed in the IOS Brands Corporation's and FTD.COM's reports and other documents filed with the Securities and Exchange Commission.
I'll turn the conference call over to Michael Soenen, President and CEO of FTD.COM.
Michael Soenen:
Thank you, Patrick. For those of you who have the release and have had a chance to review the numbers this morning, you'll see we had another outstanding quarter, showing 35 percent revenue growth in the quarter and doubling our profits versus the prior year.
What I'd like to do on today's call is to set a brief agenda for you, I'm first going to have Carrie Wolfe, our CFO, take you through the Q3 numbers in detail. I'll then come back on and discuss some of our operating initiatives, especially with respect to our merchandising, our marketing, and our technology areas. I'll then have a quick overview on our financial outlook for the remainder of the year. I'll have some brief comments on our pending merger with IOS Brands and I'll have some closing comments and we'll open up for any Q & A that may exist.

With that, Carrie, I'd like to turn the call over to you to go through the Q3 numbers.
Carrie Wolfe:
Thank you, Michael. Good morning. As Michael commented, the third quarter results were strong on the revenue line and, coupled with our improved efficiencies; we experienced significant increases in our operating margins and growth in net income over the prior year quarter. Our third quarter fiscal year 2002 revenues came in at 48.9 million, an increase of 35 percent over the previous fiscal year quarter, which was 36.1 million. This increase in revenues was principally due to the continued growth in our order volume, led by the strong Valentine's Day holiday, increased orders due to the acquisition of Natural Flora, and Easter falling in the third quarter of fiscal year 2002 versus last year when it fell in the fourth quarter. Total orders for the third quarter were approximately 729,000, a 36 percent increase versus the previous fiscal year quarter, which had 536,000 orders. Excluding Natural Flora, our Internet mix continued to grow this quarter, over the prior year quarter, with 88 percent of total orders coming to us from our website, versus the previous fiscal year quarter, where Internet orders were 86 percent of total orders. Average order value also increased 1 percent to $61.59, compare to $60.96 for the previous fiscal year quarter. Our specialty gift business continued to see strong growth, with a 142 percent increase this quarter over the previous fiscal year quarter. This quarter 16.8 percent of total orders were specialty gift orders, compared to 9.4 percent for the prior fiscal year quarter. Gross profit margins were 28.4 percent for the third quarter of fiscal year 2002, compared to 27.8 percent for the previous fiscal year quarter.
During the third quarter, the Company adopted the requirements of EITF 01-9 and have reclassified certain current and prior year marketing expenses to cost of fulfillment and processing services. Excluding these reclassifications, the gross profit margin for the current year and prior year third quarters would have been 30.2 percent and 29 percent, respectively. Marketing expenses continued to be controlled in relation to the growth in revenues, resulting in marketing expenses of 4.5 million or 9.2 percent of revenues, compared to 3.6 million or 10.1 percent of revenues in the prior year quarter. This efficiency resulted in an 8.6 percent reduction in our marketing costs per order, being $6.20 per order for this quarter, compared to $6.78 per order in the prior year quarter.
Our customer accounts grew to 4.6 million, that's an increase of 47 percent against the previous fiscal year quarter.
We also experienced continued leverage in the technology and general administrative expense lines. Excluding $1 million of expenses related to our pending merger with IOS Brands, these costs total $4.9 million or 9.9 percent of revenues in the current year third quarter, compared to $4.4 million or 12.3 percent of revenues in the prior year third quarter. As a result of the increase in revenues and the reduction of operating expenses as a percent of revenues, we're pleased to report a 96 percent increase in net income for the third quarter. We announced net income of $4.7 million or 10 cents per share, excluding the previously mentioned merger-related expenses, compared to net income of $2.4 million or 5 cents per share in the same quarter of the prior year.
Now, I'll turn the call over to Michael, who will provide the review of our merchandising, marketing, and technology updates for the quarter.

Michael Soenen:
Thank you, Carrie. I'd just like to reiterate, I think our continued success is clearly attributable to three things. First, our brand strength, as we've discussed before, 96 percent awareness for the FTD brand has added a lot to moving the brand on-line in a very cost-effective manner. We've been able to continue to reduce our acquisition costs at the same time continuing to increase revenues rapidly. Traditionally, our distribution capability, offering same-day delivery to nearly 100 percent of U.S. addresses, is a tremendous, capability. Working with the best FTD florists in every zip code in the United States has allowed us to continue to offer tremendous products at tremendous value to customers and maintain the highest customer quality in the industry. Certainly, the fact that flower products are perfect for the Internet, continues to help the company. Customers prefer being able to see the products that they're sending and we believe it's going to continue to drive customers into the Internet channel.
Going forward, I'd like to talk a little bit about some of the operating initiatives that we've had in the quarter. On the merchandising side, we've continued to modify and update our vast product selection. We added nearly a hundred new products this quarter. Our average order value continues to increase as we achieved $61.59 per order versus $60.96 per order in the prior year quarter. We also had gifts continue to increase as Carrie discussed, now approaching nearly 17 percent of sales versus roughly 9 percent of sales in the prior year - 142 percent increase. This has had the effect of increasing our gross profits. We mentioned earlier gross profit margins were up to 28.4 percent versus 27.8 percent the prior year. Once again, we've continued to demonstrate quarter over quarter increases, both in our ability to increase average order value, our ability to continue to increase our gift business, and our ability to continue to increase our growth margins, all of which we believe are good for long-term profitability of the company.
On the marketing side, we've continued our strategy of balancing customer acquisition with retention. In the quarter we established new marketing partnerships with Delta Airlines, Midwest Express, Virgin Atlantic. And we've also begun to do some work with the Susan G. Coleman Breast Cancer Foundation. Continuing to balance our acquisition and retention strategies allowed us to once again reduce our total marketing cost per order, this quarter $6.20 per order versus $6.78 per order in the prior year; a 9 percent decrease in our marketing cost while concurrently delivering a 35 percent increase in revenues. So, once again, tremendous leverage, not just on the merchandising side but, once again, on the marketing side.
In the technology area, I continue to be very pleased with our progress. We've continued to make enhancements and improvements to our website, both in terms of speed, in terms of the quality and the reliability of the site. We've also continued to make big investments in our customer care center, where we continue to be the industry leader in terms of delivering customer service, in terms of automating responses back to customers, in terms of continuing to enhance the way we distribute our orders, ensuring that they're going to the highest quality florists, and continuing to reduce our customer service cost per order at the same time. All of those initiatives are continuing to keep our costs down while allowing us to deliver better service to our customers, and, over the long term, I believe, will help us continue to retain customers longer and increase their lifetime value.

I'd now like to move on and talk briefly just about some of the financials and the remaining of our outlook for '02. Once again, our 35 percent revenue growth in the quarter, I think, was very strong. For those of you who've been following the company, you'll remember we had 20 percent revenue growth in the first quarter, 24 percent revenue growth in the second quarter, and 35 percent in the third quarter. In last year's fiscal '01 Q4 we grew about 22 percent. I would say that even though Easter shifted around a little bit, moved between the quarters, we don't expect the revenues to be materially different for the FTD.COM in the fourth quarter this year. We certainly expect our revenue splits to remain roughly the same this quarter. Last year, the third quarter represented roughly 28 percent of our revenues and the fourth quarter was roughly 33 percent of our revenues. Like I said, it's unclear where the year will come out yet in the fourth quarter, but those are metrics that we've shared with you before and we stand behind those metrics and believe they'll be benchmarks that we'll be looking at as we move into the fourth quarter.
We continue to control our spending, make smart investments, and be able to grow the business while leveraging our cost structure. Year-to-date marketing costs are running at 8.9 percent of sales, technology costs are running at 3.2 percent of sales, and our G&A, which includes our customer care operation, is 8.5 percent of sales, yielding an operating margin of roughly 8.2 percent. We expect those numbers to stay roughly the same. The fourth quarter is our largest revenue quarter of the year and, being such, we usually see a little bit of scale against our fixed-cost structure, as one would anticipate. So we may see some numbers get slightly better in a percent of sales basis in the final quarter, but materially for the year we would hope to be able to stay in roughly that range.
For cash flow, this quarter we generated nearly $5 million in cash flow versus $2.7 million in the prior year quarter. Once again, the company continued to be cash-flow positive and certainly we expect to continue to do that going forward. And, with roughly $32 million of cash on the balance sheet and no debt, we feel like we're in a very strong position.
I'd like to have a quick overview of our merger with IOS Brands. We're very pleased that the merger continues to progress as we anticipated. For those of you who were part of the prior conference call, you remember we discussed the reasons for the transactions, specifically the fact that despite our success financially, we were unable to generate liquidity in the stock, we've been unable to generate the sell side coverage that we had hoped for, and, frankly, we were of the opinion that we're just simply too small to continue to move forward on our own.
This merger has several advantages for us and that's it allows us to become part of a large organization. We'll now have a much more diversified earnings base. We'll have greater liquidity, which certainly can enable us to respond to bigger and better opportunities, as we'll be able to work off a bigger balance sheet and a balance sheet that has minimal debt on it. Certainly for FTD.COM shareholders, we're able to continue to participate in the growth of FTD.COM. We're also going to get the benefit from IOS's stable operating cash flow and the ability to leverage, like I said, a bigger balance sheet.

Going forward, people will see if they look into the industry and they look in the flower category specifically, that the combined FTD is the industry leader in terms of operating margins, cash flow, and profitability. Going forward, we believe the combined company's going to be able to extend our historical operating successes or they will be able to further enhance our growth and profitability.
IOS Brands is going to be filing its first amendment to the currently filed S4 in the next few weeks. Investors should look to this amendment for consolidated third quarter pro-forma financial results for the nine months ended March 31, 2002.
Those are all the comments I have with respect to the merger with IOS Brand. I do have a few closing comments.
Certainly our revenue and earnings momentum remains strong, been very consistent in our ability to deliver both strong revenue growth and continued increases in earnings. Certainly, we've demonstrated it now for seven consecutive quarters and we certainly hope to continue to be able to do that for investors going forward.
Our model of leveraging the brand, our distribution network, and the fact that consumers are migrating toward the Internet channel and prefer to see the products that they're purchasing on-line, I believe is going to continue to benefit the company going forward. We believe we're going to be able to continue to drive increases in our operating methods as we've demonstrated now for nearly two years. We believe we're certainly well positioned to benefit from the growth in the on-line floral and gift industry and as a result of our current positioning, we think we're definitely in the unique position to continue to explore essential partnerships, alliances, or acquisition candidates that may make sense, that maybe allow us to grow the company more quickly and allow us to leverage certainly our core expertise that we've built internally.
I'm very enthusiastic about the future. I'm looking forward to the rest of this year and look forward to getting through the big Mother's Day holiday that we have coming up and coming back to the investment community after the holiday and having comments for the following year going forward.
With that, I'd like to open it up to any questions anybody may have. Patrick?
Patrick Fitzgerald:	Operator?
Operator:	At this time I would like to remind everyone if you wish to ask a question please press star and then the number one on the telephone keypad now. There are no questions at this time.
Michael Soenen:
All right. With that, I would like to thank everybody for listening to the call. Like I said, we remain very enthusiastic. The business continues to fire on all cylinders. I believe once we get through this merger and we're able to continue to realize some of the benefits of them, we will continue to move the company forward in a variety of very positive ways. Definitely thank you for your support and thank you for calling in this morning. Thank you.
Operator:	Thank you for participating in the conference. You may now disconnect.